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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Noble Roman's, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

655107100
(CUSIP Number)

Lennard Christian Zwart
135-1 Overtoom
Amsterdam 1054 HG
The Netherlands
+31 (0) 6467 466 57
(Name, address and telephone number of person
authorized to receive notices and communications)

 19 May 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .?

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 655107100   SCHEDULE 13D Page 2 of 4 Pages

1 NAME OF REPORTING PERSONS

     Lennard Christian Zwart
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) [ ]
 (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS

 PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ?

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Dutch (Netherlands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7 SOLE VOTING POWER  100%

8 SHARED VOTING POWER  0%

9 SOLE DISPOSITIVE POWER  100%

10 SHARED DISPOSITIVE POWER  0%

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,200,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  5.5%

14 TYPE OF REPORTING PERSON

 IN

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CUSIP No. 655107100   SCHEDULE 13D Page 3 of 4 Pages

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source or Amount of Funds or Other Consideration.

Item 4. Purpose of the Transaction.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons has a right to acquire 1,200,000 shares (the "Shares") upon the exercise of Redeemable Common Stock Purchase Class A Warrants and/or conversion of 10% Convertible Subordinated Unsecured Notes, or approximately 5.5% of the outstanding Common Stock of the Corporation (calculated based on information included in the Pre-Effective Amendment No. 2 to the FORM S-1 filed by the Corporation on May 17, 2017, which reported that 20,783,032 shares of Common Stock were outstanding as of the date of the prospectus, not including the 7,020,000 shares of Common Stock issuable upon the conversion of Notes or exercise of Warrants described in the prospectus).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to be filed as Exhibits.

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CUSIP No. 655107100   SCHEDULE 13D Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 26 June 2017 By:   Lennard C Zwart

Dated: